Exhibit 99.1

Hydro One completes acquisition of Orillia Power Distribution Corporation

– Two long-time neighbours come together to continue energizing life, benefitting families, local businesses and communities –

TORONTO, September 1, 2020 – Hydro One Limited (TSX: H) (“Hydro One”) announced the legal closing of the acquisition of Orillia Power Distribution Corporation (“Orillia Power”) by Hydro One’s wholly-owned subsidiary, Hydro One Inc. The Ontario Energy Board approved the sale on April 30, 2020.

“We are thrilled to become a part of Orillia and to continue energizing life in the community for years to come,” said Mark Poweska, President and CEO, Hydro One. “At Hydro One, we’re deeply committed to the communities where we work and live, and look forward to finding more ways to support families, businesses and the local economy in Orillia.”

“On behalf of Orillia Council, I would like to welcome Hydro One to the Sunshine City,” said Orillia Mayor Steve Clarke. “Hydro One’s continued investment in our community and their proven philanthropic spirit will serve our community well now and into the future. Hydro One’s commitment to Orillia will positively shape the economic growth of our city and we look forward to the many opportunities our continued partnership will bring.”

“Thanks to the dedication of the City of Orillia, this exciting time not only demonstrates a strong commitment to the community but will enhance service quality while reducing distribution charges for its customers over the next few years,” said Jill Dunlop, MPP for Simcoe North. “This acquisition is instrumental in job creation and will bring tremendous growth and new investment to the City of Orillia, a win-win-win for the community, the local business sector and industry in our area.”

Orillia Power customers will immediately benefit from the sale. Customers will receive a 1 per cent rate reduction to the base distribution portion of their bills starting with their September electricity use. The base distribution portion of the bill will be frozen at this rate for the next five years.

Additionally, Hydro One plans to invest in the local community by building a new provincial warehouse and regional operations centre in the area. Hydro One will continue to be an active community partner through its support of important local initiatives.

Orillia Power serves approximately 14,000 customers. To learn more, please visit: www.HydroOne.com/Orillia.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.